UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at May 12, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F......X...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: May 12, 2010

Print the name and title of the signing officer under his signature

  800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

    TASEKO SIGNS GOLD STREAM AGREEMENT WITH FRANCO-NEVADA FOR 22%
OF FUTURE GOLD PRODUCTION FROM PROSPERITY FOR US$350 MILLION
PLUS FRANCO NEVADA WARRANTS

May 12, 2010, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") announces it has entered into a gold stream transaction with Franco-Nevada Corporation (TSX:FNV) ("Franco-Nevada"), under which Franco-Nevada will purchase gold equal to 22% of the life of mine gold to be produced by Taseko from its proposed Prosperity Gold and Copper Mine ("Prosperity") in British Columbia (the "Transaction").

Taseko will receive staged cash deposits in aggregating US$350 million to be paid during mine construction as well as 2 million Franco-Nevada warrants to be issued on the date of the first advance of the cash payment. For each ounce of gold delivered to Franco-Nevada, Taseko will receive a further cash payment of US$400 (subject to an inflationary adjustment) or the prevailing market price, if lower. The deposit will be credited with the difference between US$400 and the market price of gold for each ounce delivered until the deposit is fully credited. Each warrant will be exercisable to purchase one Franco-Nevada common share at a price of $75.00 until June 16, 2017 and will be listed under the same terms as the warrants listed on TSX under the symbol FNV.WT.A.

The investment by Franco-Nevada is subject to full financing of the project and receipt of all material permits to construct and operate the Prosperity project and will be staged such that the timing of Franco-Nevada's payments will be concurrent with Taseko's funding of the equity portion of the capital requirements of Prosperity.

Russell Hallbauer, President and CEO of Taseko, commented "We are very pleased to be entering into this long-term relationship with Franco-Nevada. It is an endorsement of the quality of our project that we have been able to attract the interest of a company of the calibre of Franco Nevada as a participant in the advancement of Prosperity. Through this transaction, we are funding approximately 45% of the planned capital expenditures for Prosperity by selling 6% of the total gross metal revenue. Combined with cash on hand and expected cash flow from Gibraltar, we will have Prosperity approximately 80% funded without any debt, leaving a number of available alternatives to complete the project funding. These include project debt, equity, off-take sale for debt and the sale of a small minority interest in Prosperity."

Wellington West Capital Markets Inc. is acting as financial advisor to Taseko.

Prosperity

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining. Proven and probable mineral reserves are 830 million tonnes grading 0.41 g/t gold and 0.23% copper, with recoverable metal of 7.7 million ounces of gold and 3.6 billion pounds of copper1, which under the present mine design criteria represents a mine life of 33 years. It is anticipated the Prosperity project could be commissioned by 2013, subject to timely permitting and construction. On January 14, 2010, Taseko received the environmental assessment certificate for the project from the British Columbia Provincial Ministry of Environment. This is an important milestone as it is the provincial government which is responsible for mine development in British Columbia.

The federal process, conducted by a three-person Panel operating under defined Terms of Reference, is required to complete their work in a timely and efficient manner. The hearings commenced in late March and were completed on May 3, 2010. Following conclusion of the hearings, the Panel will submit their findings to the Federal Minister of Environment for a decision. This process is expected to complete by the third quarter of 2010.

For further information on Taseko, please see the Company's website www.tasekomines.com or contact:

Brian Bergot, Investor Relations - 778-373-4545, Toll Free 1-800-667-2114.

Russell Hallbauer
President and CEO

Note 1 - Mineral Reserves at a C$5.50 Net Smelter Return/tonne cut-off. Recoveries for gold and copper are 69% and 87%, respectively.

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:
•         uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•         uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•         uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•         uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•         uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•         uncertainties related to unexpected judicial or regulatory proceedings;
•         changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•         changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•         the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•         the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•         the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•         environmental issues and liabilities associated with mining including processing and stock piling ore; and
•         labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.